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[LOGO OF
 McDERMOTT   PRESS RELEASE
 APPEARS     -----------------------------------------------------------------
   HERE]     FOR IMMEDIATE RELEASE

             New Orleans  May 7, 1999

             McDERMOTT INTERNATIONAL, INC. TO ACQUIRE PUBLICLY HELD SHARES OF
             J. RAY McDERMOTT COMMON STOCK AT $35.62 PER SHARE IN CASH

             McDermott International, Inc., a Panama corporation (NYSE: MDR), and its majority-owned subsidiary, J. Ray McDermott, S.A., a Panama corporation (NYSE: JRM), today jointly announced that they have executed a definitive merger agreement pursuant to which McDermott International will acquire all shares of J. Ray McDermott not already owned by McDermott International for $35.62 per share in cash or an aggregate of approximately $513 million.

             The merger agreement provides that McDermott International will make a tender offer for all shares of J. Ray McDermott common stock at $35.62 per share in cash. Any such shares not purchased in the offer will be acquired for the same price in cash in a second-step merger. The tender offer will be subject to the condition that a majority of the publicly held shares are validly tendered pursuant to the offer, as well as other customary conditions. McDermott has obtained a commitment from Citibank, N.A., a member of Citigroup, for the necessary financing under acceptable terms, subject to execution of a definitive agreement and other conditions.

             J. Ray McDermott currently has approximately 39.0 million shares outstanding. Approximately 24.7 million shares (or 63% of the outstanding shares) are owned by McDermott International, and approximately 14.4 million are publicly held.

             The merger agreement was approved by the Boards of Directors of J. Ray McDermott and McDermott International following, in each case, the unanimous recommendation of a committee of independent directors of each company. The Finance Committee of McDermott International was advised by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Davis Polk & Wardwell. The Independent Committee of J. Ray McDermott was advised by Simmons & Company International and Baker & Botts L.L.P.

             "Recombining these two companies is an important step in our effort to simplify our organization and prepare for future growth," said Roger Tetrault, chairman of the Board of Directors and chief executive officer of both J. Ray McDermott and McDermott International. Tetrault said the consolidated company will continue to seek growth opportunities in all areas of operation, including oil services, power generation and its U.S. government business.

             "We are pleased that the Finance Committee of McDermott International and the Independent Committee of J. Ray McDermott were able to reopen discussions and reach an agreement that they feel is in the best interest of the shareholders of both companies. We look forward to continuing to create value for our shareholders and to provide superior products and services for our customers," Tetrault said.

             McDermott International, Inc. is a leading worldwide energy services company. The company and its subsidiaries manufacture steam-generating equipment, environmental equipment, and products for the U.S. government. They also provide engineering and construction services for industrial, utility, and hydrocarbon processing facilities, and to the offshore oil and natural gas industry.

             For additional information please contact:

                  Don Washington

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            McDermott International, Inc.
            P.O. Box 61961
            New Orleans, LA  70161
            (504) 587-4080
            Don W. Washington@mcdermott.com